UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Bed Bath & Beyond Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

075896100

(CUSIP Number)

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

RC VENTURES LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 075896100

1	NAME OF REPORTING PERSON

RYAN COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 075896100

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a) – (c) and (e) are hereby amended and restated to read as follows:

(a), (b) As of the date hereof, none of the Reporting Persons beneficially owned any Shares, constituting 0% of the Shares outstanding.

(c)       Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 2 to the Schedule 13D. All of such transactions were effected in the open market.

(e)       As of August 17, 2022, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Following the transactions reported in Schedule A annexed hereto, the Reporting Persons no longer owned any options with respect to the Issuer.

4

CUSIP No. 075896100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2022

RC Ventures LLC

By:	/s/ Ryan Cohen
	Name:	Ryan Cohen
	Title:	Manager

/s/ Ryan Cohen
Ryan Cohen

5

CUSIP No. 075896100

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 2 to the Schedule 13D

Nature of the Transaction	Securities Sold	Price Per Security($)	Date of Sale

RC VENTURES LLC

Sale of Common Stock	446,399	18.6848[1]	08/16/2022
Sale of Common Stock	812,448	19.4817[2]	08/16/2022
Sale of Common Stock	1,443,818	20.7834[3]	08/16/2022
Sale of Common Stock	1,059,021	21.4209[4]	08/16/2022
Sale of Common Stock	795,559	22.7093[5]	08/16/2022
Sale of Common Stock	169,335	23.3293[6]	08/16/2022
Sale of Common Stock	103,901	24.8685[7]	08/16/2022
Sale of Common Stock	104,077	25.5918[8]	08/16/2022
Sale of Common Stock	65,442	26.2713[9]	08/16/2022
Sale of Common Stock	189,689	23.7337[10]	08/17/2022
Sale of Common Stock	512,185	24.6266[11]	08/17/2022
Sale of Common Stock	896,238	25.4997[12]	08/17/2022
Sale of Common Stock	610,828	26.4432[13]	08/17/2022
Sale of Common Stock	323,483	27.5756[14]	08/17/2022
Sale of Common Stock	140,788	28.5122[15]	08/17/2022
Sale of Common Stock	106,789	29.2192[16]	08/17/2022
Sale of January 2023 Call Option ($60 Exercise Price)[17]	7,475	6.5466[18]	08/17/2022
Sale of January 2023 Call Option ($60 Exercise Price)[17]	3,782	8.6177[19]	08/17/2022
Sale of January 2023 Call Option ($75 Exercise Price)[17]	444	5.6596[20]	08/17/2022
Sale of January 2023 Call Option ($80 Exercise Price)[17]	3,826	5.3433[21]	08/17/2022
Sale of January 2023 Call Option ($80 Exercise Price)[17]	1,174	7.0264[22]	08/17/2022

1 Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $18.0600 to $19.0500, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

2 Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $19.0600 to $20.0100, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

3 Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $20.1200 to $21.1100, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

4 Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $21.1200 to $22.1100, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

5 Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $22.1300 to $23.1200, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

6 Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $23.1300 to $23.8400, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

7 Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $24.1500 to $25.1400, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

8 Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $25.1500 to $26.0600, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

9 Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $26.1500 to $26.4500, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

10 Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $23.0600 to $24.0500, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

11 Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $24.0600 to $25.0500, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

12 Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $25.0600 to $26.0500, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

13 Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $26.0600 to $27.0500, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

14 Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $27.0600 to $28.0500, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

15 Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $28.0600 to $29.0500, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

16 Represents a weighted average price. These Shares were sold in multiple transactions at prices ranging from $29.0600 to $29.9900, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares sold at each separate price within the range set forth in this footnote.

17 Exchange-listed American-style call options with expiration date of January 20, 2023.

18 Represents a weighted average price. These call options were sold in multiple transactions at prices ranging from $6.4000 to $6.9500, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of call options sold at each separate price within the range set forth in this footnote.

19 Represents a weighted average price. These call options were sold in multiple transactions at prices ranging from $8.5000 to $8.9000, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of call options sold at each separate price within the range set forth in this footnote.

20 Represents a weighted average price. These call options were sold in multiple transactions at prices ranging from $5.6500 to $5.7000, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of call options sold at each separate price within the range set forth in this footnote.

21 Represents a weighted average price. These call options were sold in multiple transactions at prices ranging from $5.2000 to $5.8500, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of call options sold at each separate price within the range set forth in this footnote.

22 Represents a weighted average price. These call options were sold in multiple transactions at prices ranging from $6.9000 to $7.4500, inclusive. The Reporting Persons undertake to provide the Issuer, any security holder of the Issuer or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of call options sold at each separate price within the range set forth in this footnote.